Exhibit 99.1

Ferrari N.V.

Unaudited Semi-Annual Report
At and for the three and six months ended June 30, 2022
____________________________________________________________________________________________________

BOARD OF DIRECTORS

Executive Chairman

John Elkann

Vice Chairman

Piero Ferrari

Chief Executive Officer

Benedetto Vigna

Directors

Delphine Arnault
Francesca Bellettini
Eddy Cue
Sergio Duca
John Galantic
Maria Patrizia Grieco
Adam Keswick

INDEPENDENT AUDITORS

EY S.p.A.

CERTAIN DEFINED TERMS

    In this report (the “Semi-Annual Report”), unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require.

INTRODUCTION

    The Semi-Annual Condensed Consolidated Financial Statements at and for the three and six months ended June 30, 2022 (the “Semi-Annual Condensed Consolidated Financial Statements”) included in this Semi-Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as endorsed by the European Union, and in particular, in compliance with IAS 34 — Interim Financial Reporting. There are no material effects on the Semi-Annual Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as endorsed by the European Union. The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements at and for the year ended December 31, 2021 (the “Annual Consolidated Financial Statements”), except as otherwise stated in “New standards and amendments effective from January 1, 2022” in the notes to the Semi-Annual Condensed Consolidated Financial Statements.

    The Group’s financial information in this Semi-Annual Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars” and “$” refer to the currency of the United States of America (the “United States”).

    Certain totals in the tables included in this Semi-Annual Report may not add due to rounding.

    The financial data in “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

    This Semi-Annual Report is unaudited.

FORWARD-LOOKING STATEMENTS
    Statements contained in this report, particularly those regarding our possible or assumed future performance, are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, without limitation:

•our ability to preserve and enhance the value of the Ferrari brand;
•the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities, the uncertainty of the sponsorship and commercial revenues we generate from our participation in the Formula 1 World Championship, including as a result of the impact of the COVID-19 pandemic, as well as the popularity of Formula 1 more broadly;
•our ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including battery electric, more broadly into our car portfolio over time and to make appealing designs for our new models;
•our ability to preserve our relationship with the automobile collector and enthusiast community;
•changes in client preferences and automotive trends;
•changes in global economic conditions or in the economic conditions of the markets in which we operate, including changes in demand for luxury goods or high performance luxury cars, which is highly volatile;
•competition in the luxury performance automobile industry;
•our ability to successfully carry out our controlled growth strategy and, particularly, our ability to increase our presence in growth market countries;
•our low volume strategy;
•macro events, geopolitical crises and pandemics, including the effects of the evolution of and response to the COVID-19 pandemic;
•the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance and any required changes to our products, or possible future bans of combustion engine cars in cities;
•reliance upon a number of key members of executive management and employees, and the ability of our current management team to operate and manage effectively;
•the performance of our dealer network on which we depend for sales and services;
•increases in costs, disruptions of supply or shortages of components and raw materials;
•disruptions at our manufacturing facilities in Maranello and Modena;
•the ability of Maserati, our engine customer, to sell its planned volume of cars;
•the performance of our licensees for Ferrari-branded products;
•our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;
•our continued compliance with customs regulations of various jurisdictions;
•product recalls, liability claims and product warranties;
•the adequacy of our insurance coverage to protect us against potential losses;
•our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;

•our ability to maintain the functional and efficient operation of our information technology systems and, to defend from the risk of cyberattacks, including on our in-vehicle technology;
•our ability to service and refinance our debt;
•our ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate;
•labor relations and collective bargaining agreements;
•potential conflicts of interest due to director and officer overlaps with our largest shareholders;
•other factors discussed elsewhere in this document.
We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Highlights
Consolidated Income Statement Data

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
	(€ million, except per share data)
Net revenues	1,291	1,035	2,477	2,046
EBIT	323	274	630	540
Profit before taxes	313	264	612	521
Net profit	251	206	490	412
Net profit attributable to:
Owners of the parent	249	206	487	411
Non-controlling interests	2	—	3	1
Basic earnings per common share (in Euro) (1)	1.36	1.11	2.66	2.22
Diluted earnings per common share (in Euro) (1)	1.36	1.11	2.65	2.22
Dividend approved per common share (in Euro) (2) (3)	1.362	0.867	1.362	0.867
Dividend approved per common share (in USD) (2) (3) (4)	1.48158	1.0378	1.48158	1.0378
_____________________________
(1)See Note 13 “Earnings per Share” to the Semi-Annual Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share for the three and six months ended June 30, 2022 and 2021.
(2)Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 13, 2022, a dividend distribution of €1.362 per outstanding common share was approved, corresponding to a total distribution of €250 million. This distribution was made from the retained earnings reserve. In May 2022 the Company paid €231 million of the distribution to owners of the parent and the remaining balance, which relates to withholding taxes, is expected to be paid in the third quarter of 2022.
(3)Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 15, 2021, a dividend distribution of €0.867 per outstanding common share was approved, corresponding to a total distribution of €160 million. This distribution was made from the retained earnings reserve. In May 2021 the Company paid €149 million of the distribution to owners of the parent and the remaining balance, which relates to withholding taxes, was paid in the third quarter of 2021.
(4)Translated into U.S. Dollars at the exchange rates in effect on the dates on which the distribution was declared in U.S. Dollars for common shares that are traded on the New York Stock Exchange. These translations are examples only, and should not be construed as a representation that the Euro amount represents, or has been or could be converted into, U.S. Dollars at that or any other rate.

Consolidated Statement of Financial Position Data

	At June 30, 2022	At December 31, 2021
	(€ million)
Cash and cash equivalents	1,206	1,344
Receivables from financing activities	1,352	1,144
Total assets	7,321	6,864
Debt	2,765	2,630
Total equity	2,264	2,211
Equity attributable to owners of the parent	2,258	2,206
Non-controlling interests	6	5
Share capital	3	3
Common shares issued and outstanding (in thousands of shares)	182,858	183,843
Other Statistical Information
Shipments (1)

(Number of cars and % of total cars)	For the three months ended June 30,				For the six months ended June 30,
	2022	%	2021	%	2022	%	2021	%
EMEA
Germany	326	9.4%	296	11.0%	764	11.4%	665	12.2%
UK	254	7.4%	271	10.1%	478	7.1%	476	8.7%
Italy	184	5.3%	158	5.9%	388	5.8%	327	6.0%
Switzerland	118	3.4%	96	3.6%	280	4.2%	253	4.6%
France	95	2.7%	94	3.5%	245	3.7%	250	4.6%
Middle East (2)	77	2.2%	81	3.0%	200	3.0%	172	3.2%
Other EMEA (3)	343	10.0%	341	12.7%	785	11.6%	653	11.9%
Total EMEA	1,397	40.4%	1,337	49.8%	3,140	46.8%	2,796	51.2%
Americas (4)	1,053	30.5%	649	24.2%	1,711	25.5%	1,404	25.7%
Mainland China, Hong Kong and Taiwan	358	10.4%	166	6.2%	643	9.6%	360	6.6%
Rest of APAC (5)	647	18.7%	533	19.8%	1,212	18.1%	896	16.5%
Total	3,455	100.0%	2,685	100.0%	6,706	100.0%	5,456	100.0%
_____________________________
(1)    Excluding the XX Programme, racing cars, one-off and pre-owned cars.
(2)     Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(3)     Other EMEA includes Africa and the other European markets not separately identified.
(4)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(5)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

Average number of employees for the period

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Average number of employees for the period	4,618	4,562	4,625	4,560

Overview of the three months ended June 30, 2022

On April 19, 2022, Ferrari announced the unveiling of the 296 GTS, the latest hybrid evolution of Maranello’s mid-rear-engined two-seater berlinetta spider. The 296 GTS flanks the 296 GTB in redefining the whole concept of fun behind the wheel, guaranteeing pure emotions not just when pushing the car to its limits, but also in day-to-day driving situations. The 296 GTS uses the new 663 cv 120° V6, coupled with an electric motor capable of delivering a further 122 kW (167 cv), which debuted on the 296 GTB.

On May 5, 2022, Ferrari announced the unveiling of the Ferrari SP48 Unica, the latest addition to the Prancing Horse’s One-Off series: unique, absolutely bespoke cars crafted to the specifications of a single client and designed as a clear expression of their own individual requirements.

On May 17, 2022, Ferrari announced the unveiling of a one-of-a-kind Ferrari Roma model, crafted by its bespoke Tailor Made department. The car features exquisite traditional Japanese-inspired detailing while retaining the clean, sophisticated elegance of the original car.

On May 30, 2022, Ferrari announced that it had completed the Sixth Tranche of the disclosed multi-year share repurchase program on May 20, 2022, for a total consideration of €120 million.

On June 13, 2022, Ferrari announced that Carla Liuni will join Ferrari in September 2022 as Chief Brand Officer, reporting to the Chief Executive Officer and serving on Ferrari’s Leadership Team.

At its Capital Markets Day on June 16, 2022, Ferrari presented its 2022-2026 strategic plan and the actions it is taking to embrace the opportunities ahead. Some of the highlights from the 2022-2026 strategic plan are summarized below.

THE COMMITMENT TO UNIQUENESS, FURTHER ENRICHING THE PORTFOLIO

•15 new launches between 2023 and 2026.
•Over the plan period, on average, Icona and Supercar models will represent less than 5% of total volumes, Special Series will be around 10%.
•Purosangue to be unveiled in September 2022. Its yearly average contribution to shipments will remain below 20% over its lifecycle.
•The highly awaited new Supercar will arrive within the plan period.
•The first full electric Ferrari will be unveiled in 2025, as previously announced.
THREE POWERTRAINS WITH DISTINCTIVE DRIVING EMOTIONS

•By 2026, the product offering will be 40% internal combustion engine (“ICE”), 60% hybrid and full electric.
•The evolution of ICE, an essential part of the Company’s heritage, will continue.
•Hybrid powertrains will continue to benefit from the technological transfer of Ferrari’s racing experience.
•Electric engines will be designed, handcrafted and assembled in Maranello, to ensure a unique driving experience also derived from racing solutions.

ENHANCING VALUE

•The plan privileges revenue over volume and entails strong mix/price contribution, reaching in 2026 an EBITDA of Euro 2.5-2.7 billion with an EBITDA margin of 38%-40%.
•Cumulative capital expenditures of Euro ~4.4 billion to fuel product development, of which ~75% focused on products and ~25% on infrastructures.
•Consistently generating strong cumulative industrial free cash flow of Euro 4.6-4.9 billion over the 2022-2026 plan period.
•Shareholders will be rewarded through a dividend pay-out increased from 30% to 35% of adjusted net income from 2022 onward and a shares repurchase program of Euro ~2 billion from now to 2026.

TAKING DELIBERATE ACTIONS TO ACHIEVE CARBON NEUTRALITY BY 2030

•For Scope 1 and 2, Ferrari is implementing biomethane for the trigenerator, installing photovoltaic panels and fuel cell based systems.
•For Scope 3, electrification will reduce the vehicle use phase CO2e emissions (at least -50% on average per car by 2030), additionally Ferrari is exploring solutions to reduce (at least -30% on average per car by 2030) the otherwise growing emissions of raw materials mainly related to the battery module.
•Ferrari is committed to set Science based targets in line with 1.5°C pathway.

On June 23, 2022, Ferrari announced a further step towards its aim of becoming carbon neutral by 2030 thanks to a new 1 MW solid oxide fuel cell plant at its Maranello facilities.

On June 30, 2022, Ferrari announced a Euro 150 million share buyback program as the First Tranche of the new multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026, disclosed during the Capital Markets Day. The First Tranche started on July 1, 2022 and will end no later than November 30, 2022.

Despite new waves of COVID-19 in certain parts of the world, including Mainland China which has reimposed various restrictions in certain regions in 2022, there were no significant effects on our supply chain or shipments during the first half of 2022 and overall impacts were limited. Ferrari’s leadership is continuously monitoring the evolution of COVID-19 as new information becomes available, as well as the related effects on the results of operations and financial position of the Group.

As a result of the ongoing conflict in Ukraine that started in February 2022, many governments and supranational organizations around the world have announced the imposition of various sanctions on certain industries, individuals and entities in Russia, Belarus and the Ukrainian regions of Donetsk and Luhansk, as well as export controls on certain industries and products, including on luxury goods, and the exclusion of certain Russian financial institutions from the SWIFT messaging system. In early March 2022 the Group decided to suspend any shipment or delivery of vehicles to the Russian market until further notice. The effects of these sanctions and other measures on Ferrari’s business, including its supply chain, have been limited in the first half of 2022, despite the continued rise in energy and commodity prices, which has been exacerbated by the conflict. Management is carefully monitoring the geopolitical environment and its potential implications on our business globally to appropriately address the impacts on our new order intake, operating costs and financial expenses.

Results of Operations
Three months ended June 30, 2022 compared to three months ended June 30, 2021
    The following is a discussion of the results of operations for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the three months ended June 30,
	2022	Percentage of net revenues	2021	Percentage of net revenues
	(€ million, except percentages)
Net revenues	1,291	100.0%	1,035	100.0%
Cost of sales	679	52.6%	498	48.2%
Selling, general and administrative costs	103	8.0%	81	7.8%
Research and development costs	183	14.2%	180	17.4%
Other expenses/(income), net	5	0.3%	4	0.3%
Result from investments	2	0.1%	2	0.2%
EBIT	323	25.0%	274	26.5%
Net financial expenses	10	0.7%	10	1.0%
Profit before taxes	313	24.3%	264	25.5%
Income tax expense	62	4.9%	58	5.6%
Net profit	251	19.4%	206	19.9%

Net revenues

	For the three months ended June 30,				Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2022 vs. 2021
	(€ million, except percentages)
Cars and spare parts (1)	1,100	85.2%	881	85.1%	219	25.0%
Engines (2)	41	3.2%	45	4.3%	(4)	(8.5%)
Sponsorship, commercial and brand (3)	117	9.1%	91	8.8%	26	29.5%
Other (4)	33	2.5%	18	1.8%	15	78.4%
Total net revenues	1,291	100.0%	1,035	100.0%	256	24.9%
_____________________________
(1)Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts.
(2)Includes net revenues generated from the sale of engines to Maserati for use in their cars and from the rental of engines to other Formula 1 racing teams.
(3)Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues as well as net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.
(4)Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities.

    Net revenues for the three months ended June 30, 2022 were €1,291 million, an increase of €256 million or 24.9 percent (an increase of 21.1 percent on a constant currency basis), from €1,035 million for the three months ended June 30, 2021.
    The change in net revenues was attributable to the combination of (i) a €219 million increase in cars and spare parts, (ii) a €26 million increase in sponsorship, commercial and brand and (iii) a €15 million increase in other net revenues, partially offset by (iv) a 4 million decrease in engines.
Cars and spare parts
    Net revenues generated from cars and spare parts were €1,100 million for the three months ended June 30, 2022, an increase of €219 million or 25.0 percent, from €881 million for the three months ended June 30, 2021.

The increase in net revenues from cars and spare parts was primarily attributable to higher car volumes (as further explained below), partially offset by negative mix. In particular, the negative mix was driven by the Ferrari Monza SP1 and SP2, which reached the end of their limited series run in the previous quarter, partially offset by higher personalizations. The increase in net revenues was also supported by the positive contribution from the appreciation of certain foreign currencies compared to the Euro, mainly the U.S. Dollar and the Chinese Yuan, partially offset by the impact of hedging transactions.
Total shipments increased by 770 cars, or 28.7 percent, from 2,685 cars in the second quarter of 2021 to 3,455 cars in the second quarter of 2022. The product portfolio in the quarter included seven internal combustion engine (ICE) models and three hybrid engine models, which represented 83 percent and 17 percent of shipments, respectively. The increase in shipments was driven by the Ferrari Portofino M and the F8 family, together with the SF90 family and the 812 GTS, as well as our first deliveries of the 296 GTB and the ramp up of the 812 Competizione, partially offset by the 812 Superfast. There were no more shipments of the Ferrari Monza SP1 and SP2 in the quarter.
Geographically the €219 million increase in net revenues from cars and spare parts was composed of: (i) a €4 million increase in EMEA, (ii) a €123 million increase in Americas, (iii) a €78 million increase in Mainland China, Hong Kong and Taiwan, and (iv) a €14 million increase in Rest of APAC. The mix of net revenues by geography was impacted by deliberate geographic allocations of shipments.
Engines
    Net revenues generated from engines were €41 million for the three months ended June 30, 2022, a decrease of €4 million or 8.5 percent, from €45 million for the three months ended June 30, 2021. The €4 million decrease was mainly attributable to a decrease in engines sold to Maserati, which is approaching contract expiration in 2023.
Sponsorship, commercial and brand
    Net revenues generated from sponsorship, commercial agreements and brand management activities were €117 million for the three months ended June 30, 2022, an increase of €26 million or 29.5 percent, from €91 million for the three months ended June 30, 2021, mainly attributable to a better prior year Formula 1 ranking and lifestyle-related activities, partially offset by lower sponsorships.
Other
Other net revenues were €33 million for the three months ended June 30, 2022, an increase of €15 million, or 78.4 percent, from €18 million for the three months ended June 30, 2021. The increase was primarily attributable to the Moto GP event held at our Mugello racetrack, which was held with full public attendance in 2022, as well as other supporting activities mainly related to racing.
Cost of sales

	For the three months ended June 30,				Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2022 vs. 2021
	(€ million, except percentages)
Cost of sales	679	52.6%	498	48.2%	181	36.3%

    Cost of sales for the three months ended June 30, 2022 was €679 million, an increase of €181 million or 36.3 percent, from €498 million for the three months ended June 30, 2021. As a percentage of net revenues, cost of sales was 52.6 percent for the three months ended June 30, 2022 compared to 48.2 percent for the three months ended June 30, 2021.
The increase in cost of sales was primarily attributable to higher car volumes and higher industrial costs, including cost inflation and certain other operating expenses, as well as lifestyle and other supporting activities.

Selling, general and administrative costs

	For the three months ended June 30,				Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2022 vs. 2021
	(€ million, except percentages)
Selling, general and administrative costs	103	8.0%	81	7.8%	22	27.8%

    Selling, general and administrative costs for the three months ended June 30, 2022 were €103 million, an increase of €22 million or 27.8 percent, from €81 million for the three months ended June 30, 2021. As a percentage of net revenues, selling, general and administrative costs were 8.0 percent for the three months ended June 30, 2022 compared to 7.8 percent for the three months ended June 30, 2021.
The increase in selling, general and administrative costs was mainly attributable to communication and marketing activities, corporate events and costs to support the Group’s organizational development.
Research and development costs

	For the three months ended June 30,				Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2022 vs. 2021
	(€ million, except percentages)
Research and development costs expensed during the period	125	9.7%	131	12.7%	(6)	(4.3%)
Amortization of capitalized development costs	58	4.5%	49	4.7%	9	19.8%
Research and development costs	183	14.2%	180	17.4%	3	2.2%

    Research and development costs for the three months ended June 30, 2022 were €183 million, an increase of €3 million or 2.2 percent, from €180 million for the three months ended June 30, 2021. As a percentage of net revenues, research and development costs were 14.2 percent for the three months ended June 30, 2022 compared to 17.4 percent for the three months ended June 30, 2021.
The increase in research and development costs was primarily attributable an increase in amortization of capitalized development costs of €9 million driven by a general increase in capitalized development costs in recent years in line with our strategy to innovate and broaden our product range, partially offset by a decrease in research and development costs expensed of €6 million.
EBIT

	For the three months ended June 30,				Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2022 vs. 2021
	(€ million, except percentages)
EBIT	323	25.0%	274	26.5%	49	17.8%

    EBIT for the three months ended June 30, 2022 was €323 million, an increase of €49 million or 17.8 percent, from €274 million for the three months ended June 30, 2021. EBIT margin for the three months ended June 30, 2022 was 25.0 percent compared to 26.5 percent for the three months ended June 30, 2021.
The increase in EBIT was primarily attributable to the combined effects of (i) positive volume impact of €90 million, (ii) negative net mix/price impact of €16 million, (iii) negative contribution of €29 million from higher industrial costs (including the effects of rising energy and certain raw materials prices), lower sponsorships, reduced engine shipments to Maserati (in line with plans), improved Formula 1 in-season ranking assumptions and other miscellaneous expenses, partially offset by a better prior year Formula 1 ranking and higher contribution from lifestyle and other supporting activities, (iv) an increase in research and development costs of €3 million, (v) an increase in selling, general and administrative costs of €22 million and (vi) positive foreign currency exchange impact of €29 million (including foreign currency hedging instruments).

Net financial expenses

	For the three months ended June 30,		Increase/(Decrease)
	2022	2021	2022 vs. 2021
	(€ million, except percentages)
Net financial expenses	10	10	—	(3.0%)

    Net financial expenses were €10 million for the three months ended June 30, 2022 and 2021.
Income tax expense

	For the three months ended June 30,		Increase/(Decrease)
	2022	2021	2022 vs. 2021
	(€ million, except percentages)
Income tax expense	62	58	4	7.9%

Income tax expense for the three months ended June 30, 2022 was €62 million, an increase of €4 million, or 7.9 percent, compared to €58 million for the three months ended June 30, 2021.
The increase in income tax expense was primarily attributable to an increase in profit before taxes. Income taxes for the three months ended June 30, 2022 and June 30, 2021 benefited from the application of the Patent Box tax regime.
The effective tax rate was 20.0 percent and 22.0 percent for the three months ended June 30, 2022 and for the three months ended June 30, 2021, respectively.

Six months ended June 30, 2022 compared to six months ended June 30, 2021
    The following is a discussion of the results of operations for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the six months ended June 30,
	2022	Percentage of net revenues	2021	Percentage of net revenues
	(€ million, except percentages)
Net revenues	2,477	100.0%	2,046	100.0%
Cost of sales	1,267	51.1%	981	48.0%
Selling, general and administrative costs	193	7.8%	153	7.5%
Research and development costs	381	15.4%	369	18.0%
Other expenses/(income), net	10	0.4%	6	0.3%
Result from investments	4	0.1%	3	0.2%
EBIT	630	25.4%	540	26.4%
Net financial expenses	18	0.7%	19	0.9%
Profit before taxes	612	24.7%	521	25.5%
Income tax expense	122	4,9%	109	5.4%
Net profit	490	19,8%	412	20.1%

Net revenues

	For the six months ended June 30,				Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2022 vs 2021
	(€ million, except percentages)
Cars and spare parts (1)	2,112	85.3%	1,736	84.8%	376	21.7%
Engines (2)	78	3.2%	90	4.4%	(12)	(13.2%)
Sponsorship, commercial and brand (3)	226	9.1%	182	8.9%	44	24.5%
Other (4)	61	2.4%	38	1.9%	23	59.4%
Total net revenues	2,477	100.0%	2,046	100.0%	431	21.1%
_____________________________
(1)Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts.
(2)Includes net revenues generated from the sale of engines to Maserati for use in their cars and from the rental of engines to other Formula 1 racing teams.
(3)Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues as well as net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.
(4)Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities.

    Net revenues for the six months ended June 30, 2022 were €2,477 million, an increase of €431 million or 21.1 percent (an increase of 18.9 percent on a constant currency basis), from €2,046 million for the six months ended June 30, 2021.
    The change in net revenues was attributable to the combination of (i) a €376 million increase in cars and spare parts, (ii) a €44 million increase in sponsorship, commercial and brand and (iii) a €23 million increase in other net revenues, partially offset by (iv) a €12 million decrease in engines.
Cars and spare parts
    Net revenues generated from cars and spare parts were €2,112 million for the six months ended June 30, 2022, an increase of €376 million or 21.7 percent, from €1,736 million for the six months ended June 30, 2021.
    The increase in net revenues from cars and spare parts was primarily attributable to higher car volumes and personalizations. The increase was also supported by the positive contribution from the appreciation of certain foreign currencies compared to the Euro, mainly the U.S. Dollar and the Chinese Yuan, partially offset by the impact of hedging transactions.
Total shipments increased by 1,250 cars, or 22.9 percent, from 5,456 cars in the first half of 2021 to 6,706 cars in the first half of 2022. The product portfolio in the first half of 2022 included nine internal combustion engine (ICE) models and three hybrid engine models, which represented 83 percent and 17 percent of shipments, respectively. The increase in shipments was driven by the Ferrari Portofino M and the F8 family, together with the SF90 family and the 812 GTS, as well as our first deliveries of the 296 GTB and the ramp up of the 812 Competizione, partially offset by the 812 Superfast, as well as the phase-out of the 488 Pista family. Shipments of the Ferrari Monza SP1 and SP2 were lower compared to the prior year and reached the end of their limited-series run at the end of the first quarter.

    The €376 million increase in net revenues from cars and spare parts was composed of: (i) a €99 million increase in EMEA, (ii) a €94 million increase in Americas, (iii) a €119 million increase in Mainland China, Hong Kong and Taiwan, and (iv) a €64 million increase in Rest of APAC. The mix of net revenues by geography was impacted by deliberate geographic allocations of shipments, in response to port congestion experienced in the first months of the year.
Engines
    Net revenues generated from engines were €78 million for the six months ended June 30, 2022, a decrease of €12 million or 13.2 percent, from €90 million for the six months ended June 30, 2021. The 12 million decrease was mainly attributable to a decrease in engines sold to Maserati, which is approaching contract expiration in 2023.
Sponsorship, commercial and brand
    Net revenues generated from sponsorship, commercial agreements and brand management activities were €226 million for the six months ended June 30, 2022, an increase of €44 million or 24.5 percent, from €182 million for the six months ended June 30, 2021, mainly attributable to a better prior year Formula 1 ranking, lifestyle-related activities and positive foreign currency exchange impact, partially offset by lower sponsorships.
Other
Other net revenues were €61 million for the six months ended June 30, 2022, an increase of €23 million, or 59.4 percent, from €38 million for the six months ended June 30, 2021. The increase was primarily attributable to the Moto GP event held at our Mugello racetrack, which was held with full public attendance in 2022, as well as other supporting activities mainly related to racing.
Cost of sales

	For the six months ended June 30,				Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2022 vs 2021
	(€ million, except percentages)
Cost of sales	1,267	51.1%	981	48.0%	286	29.1%

    Cost of sales for the six months ended June 30, 2022 was €1,267 million, an increase of €286 million or 29.1 percent, from €981 million for the six months ended June 30, 2021. As a percentage of net revenues, cost of sales was 51.1 percent for the six months ended June 30, 2022 compared to 48.0 percent for the six months ended June 30, 2021.
The increase in cost of sales was primarily attributable to higher car volumes, as well as higher industrial costs, including cost inflation and certain other operating expenses, as well as lifestyle and other supporting activities.

Selling, general and administrative costs

	For the six months ended June 30,				Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2022 vs 2021
	(€ million, except percentages)
Selling, general and administrative costs	193	7.8%	153	7.5%	40	26.8%
    Selling, general and administrative costs for the six months ended June 30, 2022 were €193 million, an increase of €40 million or 26.8 percent, from €153 million for the six months ended June 30, 2021. As a percentage of net revenues, selling, general and administrative costs were 7.8 percent for the six months ended June 30, 2022 compared to 7.5 percent for the six months ended June 30, 2021.
The increase in selling, general and administrative costs was mainly attributable to communication and marketing activities and lifestyle and corporate events during the period, as well as costs to support the Group’s organizational development.
Research and development costs

	For the six months ended June 30,				Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2022 vs 2021
	(€ million, except percentages)
Research and development costs expensed during the period	270	10.9%	272	13.3%	(2)	(0.9%)
Amortization of capitalized development costs	111	4.5%	97	4.7%	14	15.5%
Research and development costs	381	15.4%	369	18.0%	12	3.4%

    Research and development costs for the six months ended June 30, 2022 were €381 million, an increase of €12 million or 3.4 percent, from €369 million for the six months ended June 30, 2021. As a percentage of net revenues, research and development costs were 15.4 percent for the six months ended June 30, 2022 compared to 18.0 percent for the six months ended June 30, 2021.
The increase in research and development costs was primarily attributable to an increase in amortization of capitalized development costs of €14 million driven by a general increase in capitalized development costs in recent years in line with our strategy to innovate and broaden our product range. Research and development costs expensed were substantially in line with the prior year.

	For the six months ended June 30,				Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2022 vs 2021
	(€ million, except percentages)
EBIT	630	25.4%	540	26.4%	90	16.6%
    EBIT for the six months ended June 30, 2022 was €630 million, an increase of €90 million or 16.6 percent, from €540 million for the six months ended June 30, 2021. EBIT margin for the six months ended June 30, 2022 was 25.4 percent compared to 26.4 percent for the six months ended June 30, 2021.
    The increase in EBIT was primarily attributable to the combined effects of (i) positive volume impact of €149 million, (ii) negative product mix impact of €3 million including the effects of fewer shipments of the Ferrari Monza SP1 and SP2 during the period, (iii) negative contribution of €55 million from higher industrial costs (including the effects of rising energy and certain raw materials prices), (iv) an increase in research and development costs of €12 million, (v) an increase in selling, general and administrative costs of €40 million, (vi) positive contribution of €20 million from a better prior year Formula 1 ranking and higher contribution from lifestyle and other supporting activities, partially offset by lower sponsorships, reduced engine shipments to Maserati (in line with plans), improved Formula 1 in-season ranking assumptions and other miscellaneous expenses, and (vii) positive foreign currency exchange impact of €31 million (including foreign currency hedging instruments).

Net financial expenses

	For the six months ended June 30,		Increase/(Decrease)
	2022	2021	2022 vs 2021
	(€ million, except percentages)
Net financial expenses	18	19	(1) (8.0%)

    Net financial expenses for the six months ended June 30, 2022 of €18 million were substantially in line with €19 million for the six months ended June 30, 2021.
Income tax expense

	For the six months ended June 30,		Increase/(Decrease)
	2022	2021	2022 vs. 2021
	(€ million, except percentages)
Income tax expense	122	109	13	11.9%

    Income tax expense for the six months ended June 30, 2022 was €122 million, an increase of €13 million, or 11.9 percent, compared to €109 million for the six months ended June 30, 2021.
The increase in income tax expense was primarily attributable to an increase in profit before taxes. Income taxes for the six months ended June 30, 2022 and June 30, 2021 benefited from the application of the Patent Box tax regime.
The effective tax rate was 20.0 percent and 21.0 percent for the six months ended June 30, 2022 and for the six months ended June 30, 2021, respectively.

Liquidity and Capital Resources

Liquidity Overview

We require liquidity in order to fund our operations and meet our obligations. Short-term liquidity is required, among others, to purchase raw materials, parts, components and utilities for car production, as well as to fund personnel expenses and other operating costs. In addition to our general working capital and operational needs, we require cash for capital investments to support continuous product range renewal and expansion and, for research and development activities to diversify our product portfolio through hybrid and electric technology. We also make investments to, among others, enhance manufacturing efficiency, improve capacity, implement sustainability initiatives, including actions to reach full carbon neutrality by 2030, ensure environmental compliance and carry out maintenance activities. We fund our capital expenditure primarily with cash generated from our operating activities.
    We centrally manage our operating cash management, liquidity and cash flow requirements with the objective of ensuring efficient and effective management of our funds. We believe that our cash generation together with our available liquidity, including committed credit lines granted from primary financial institutions, will be sufficient to meet our obligations and fund our business and capital expenditures.
See the “Net Debt and Net Industrial Debt” section below for additional details relating to our liquidity.
Cyclical Nature of Our Cash Flows
Our working capital is subject to month to month fluctuations due to, among other things, production and sales volumes, our financial services activities, the timing of capital expenditures and, to a lesser extent, tax payments. In particular, our inventory levels generally increase with our growth in deliveries, in the periods leading up to the launch of new models, during the phase out of existing models when we build up spare parts, and at the end of the second quarter when our inventory levels are generally higher to support the summer plant shutdown.
We generally receive payment for cars between 30 and 40 days after the car is shipped (or earlier when sales financing schemes are utilized by us or by our dealers) while we generally pay most suppliers between 60 and 90 days after we receive the raw materials, components or other goods and services. Additionally, we also receive advance payments from our customers, mainly for our Icona and limited edition models. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines, however delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although we may warehouse cars in local markets for longer periods of time to ensure prompt deliveries in certain regions. As a result of the above, including the advances received from customers for certain car models, we tend to receive payment for cars shipped before or around the time we are required to make payments for the raw materials, components or other materials used in the manufacture of our cars.
Our investments for capital expenditure and research and development are, among other factors, influenced by the timing and number of new models launches. Our development costs, as well as our other investments in capital expenditure, generally peak in periods when we develop a significant number of new models to renew or expand our product range. Our investments in research and development are also influenced by the timing of research costs for our Formula 1 activities, for which expenditure in a normal season is generally higher in the first and last quarters of the year, and otherwise depends on the evolution of the applicable Formula 1 technical regulations, as well as the number and cadence of races during the course of the racing season. We are currently undergoing a period of structurally higher capital spending as we broaden our car architectures and work on the transition to hybrid and electric technologies. We also continue to make significant capital investments by prioritizing the purchase of operating assets and the realization of infrastructural projects that are considered important for the continuing success of Ferrari and its future development, including recent acquisitions of tracts of land adjacent to our facilities in Maranello as part of our expansion plans.
The payment of income taxes also affects our cash flows. We typically pay the first tax advance payment in the second quarter of the year, together with the balance due for the previous year, and the remaining part of the advance payment in the third and/or fourth quarters. Our tax expense and tax payments for the six months ended June 30, 2022 and 2021 benefited from applying the Patent Box tax regime. See Note 12 “Income Tax Expense” to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this document for additional information related to the Patent Box tax regime in Italy.

Cash Flows
    The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the six months ended June 30, 2022 and 2021. For additional details of our cash flows, see our Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report.

	For the six months ended June 30,
	2022	2021
	(€ million)
Cash and cash equivalents at beginning of the period	1,344	1,362
Cash flows from operating activities	568	523
Cash flows used in investing activities	(298)	(316)
Cash flows used in financing activities	(416)	(651)
Translation exchange differences	8	4
Total change in cash and cash equivalents	(138)	(440)
Cash and cash equivalents at end of the period	1,206	922

For the six months ended June 30, 2022 cash and cash equivalents held by the Group decreased by €138 million compared to a decrease of €440 million for the six months ended June 30, 2021. The difference in the net change in cash and cash equivalents of positive €302 million was primarily attributable to the combined effects of:
(i)the full repayment of a bond for €501 million in January 2021 (including a principal amount of €500 million and interest of €1 million);
(ii)an increase in EBITDA of €107 million;
(iii)a higher change in other operating assets and liabilities for €155 million driven by the collection of advances from the Daytona SP3 and the 812 Competizione A; and
(iv)lower investments in property, plant and equipment for €35 million;
partially offset by:
(v)higher share repurchases of €107 million (€216 million in the first half of 2022 compared to €110 million in the first half of 2021) and higher dividends paid of €84 million (€233 million in the first half of 2022 compared to €149 million in the first half of 2021);
(vi)lower net proceeds from borrowings from banks and other financial institutions for €146 million; and
(vii) higher income tax paid of €121 million.
Operating Activities - Six Months Ended June 30, 2022
    Our cash flows from operating activities for the six months ended June 30, 2022 were €568 million, primarily the result of:
(i)profit before taxes of €612 million adjusted for €239 million for depreciation and amortization expense, €17 million of net finance costs and net other non-cash expenses of €60 million (including provisions accrued and result from investments); and
(ii)€140 million of cash generated from the change in other operating assets and liabilities primarily driven by advances received for the Ferrari Daytona SP3 and the 812 Competizione A.
These cash inflows were partially offset by:

(iii)€215 million of cash absorbed from the net change in inventories, higher trade receivables and lower trade payables, primarily attributable to inventories for €102 million driven by projected volume growth for the year, trade receivables for €96 million driven by higher volumes and sponsorship agreements, and trade payables for €17 million;
(iv)€100 million related to cash absorbed by receivables from financing activities;
(v)€19 million of net finance costs paid; and
(vi)€166 million of income taxes paid.
Operating Activities - Six Months Ended June 30, 2021
Our cash flows from operating activities for the six months ended June 30, 2021 were €523 million, primarily the result of:
(i)profit before taxes of €521 million adjusted for €222 million for depreciation and amortization expense, €19 million related to net finance costs and net other non-cash expenses of €20 million (including provisions accrued and result from investments);
These cash inflows were partially offset by:
(ii)€123 million related to cash absorbed from the net change in inventories, trade receivables and trade payables, primarily attributable to higher inventories for €77 million and higher trade receivables for €50 million, partially offset by trade payables for €4 million;
(iii)€53 million related to cash absorbed by receivables from financing activities;
(iv)€14 million of cash absorbed from the change in other operating assets and liabilities;
(v)€24 million of net finance costs paid; and
(vi)€45 million of income taxes paid.
Investing Activities - Six Months Ended June 30, 2022
    For the six months ended June 30, 2022 our net cash used in investing activities was €298 million, primarily the result of capital expenditures of €92 million of additions to property, plant and equipment, €205 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs, and €1 million for investments in joint ventures. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”
Investing Activities - Six Months Ended June 30, 2021
For the six months ended June 30, 2021 our net cash used in investing activities was €316 million, primarily the result of capital expenditures of €127 million of additions to property, plant and equipment and €190 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs. These cash flows were partially offset by proceeds of €1 million from the disposal of property, plant and equipment. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures”.
Financing Activities - Six Months Ended June 30, 2022
For the six months ended June 30, 2022, net cash used in financing activities was €416 million, primarily the result of:
(i)€233 million of dividends paid, of which €2 million was to non-controlling interests;
(ii)€216 million to repurchase common shares under the Company’s share repurchase program (including the Sell to Cover practice under the equity incentive plans);

(iii)€34 million of net change in borrowings from banks and other financial institutions; and
(iv)€8 million in repayments of lease liabilities;
These cash outflows were partially offset by:
(v)€63 million of proceeds net of repayments related to our revolving securitization programs in the United States; and
(vi)€12 million related to the net change in other debt.
Financing Activities - Six Months Ended June 30, 2021
For the six months ended June 30, 2021 net cash used in financing activities was €651 million, primarily the result of:
(i)€500 million for the full repayment of a bond upon maturity in January 2021;
(ii)€149 million of dividends paid to owners of the parent;
(iii)€110 million to repurchase common shares under the Company’s share repurchase program (including the Sell to Cover practice under the equity incentive plans);
(iv)€14 million related to the net change in other debt; and
(v)€9 million in repayments of lease liabilities;
These cash outflows were partially offset by:
(vi)€112 million of net change in borrowings from banks and other financial institutions; and
(vii)€19 million of proceeds net of repayments related to our revolving securitization programs in the United States.

Capital Expenditures
Capital expenditures are defined as additions to property, plant and equipment (including right-of-use assets recognized in accordance with IFRS 16 — Leases) and intangible assets. Capital expenditures for the six months ended June 30, 2022 were €308 million and €324 million for the six months ended June 30, 2021.
    The following table sets forth a breakdown of capital expenditures by category for each of the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
	2022	2021
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	194	180
Patents, concessions and licenses	8	4
Other intangible assets	3	6
Total intangible assets	205	190
Property, plant and equipment
Industrial buildings	4	18
Plant, machinery and equipment	31	24
Other assets	16	6
Advances and assets under construction	52	86
Total property, plant and equipment	103	134
Total capital expenditures	308	324
Intangible assets
Our total capital expenditures in intangible assets were €205 million for the six months ended June 30, 2022 (€190 million for the six months ended June 30, 2021.
The most significant investments relate to externally acquired and internally generated development costs. In particular, we make such investments to support the development and diversification of our current and future product offering. The capitalized development costs primarily include materials and personnel costs relating to engineering, design and development activities focused on content enhancement of existing cars and new models, including to broaden our product range and our ongoing investments in hybrid and electric technology, as well as the development of components, which are necessary to provide continuing performance upgrades to our customers.
For the six months ended June 30, 2022 we invested €194 million in externally acquired and internally generated development costs, of which €134 million related to the development of models to be launched in future years and €60 million primarily related to the development of our current product portfolio and components.
For the six months ended June 30, 2021 we invested €180 million in externally acquired and internally generated development costs, of which €139 million related to the development of models to be launched in future years and €41 million primarily related to the development of our current product portfolio and components.
Property, plant and equipment
Our total capital expenditures in property, plant and equipment for the six months ended June 30, 2022 and 2021, were €103 million and €134 million, respectively.
Our most significant investments generally relate to plant, machinery and equipment, which amounted to €31 million and €24 million for the six months ended June 30, 2022 and 2021, respectively, as well as advances and assets under construction, which amounted to €52 million and €86 million for the six months ended June 30, 2022 and 2021 respectively. Our main investments primarily related to industrial tools needed for the production of cars and investments in car production lines (including those for models to be launched in future years), as well as investments related to our personalization programs and engine assembly lines. Investments in advances and assets under construction and industrial buildings for the periods presented reflect our focus on the broadening of our product range and supporting future model launches. The cumulative acquisition of tracts of land adjacent to our facilities in Maranello as part of our expansion plans, since the start of 2019 to June 30, 2022 amounted to €118 million.
At June 30, 2022, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €89 million (€74 million at December 31, 2021).

Non-GAAP Financial Measures
    We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: Net Debt, Net Industrial Debt, Free Cash Flow and Free Cash Flow from Industrial Activities, EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit, Adjusted Basic and Diluted Earnings per Common Share, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information to management and investors regarding our performance and improve our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
Net Debt and Net Industrial Debt
Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial Debt, together with Net Debt, are the primary measures used by us to analyze our capital structure and financial leverage. We believe the presentation of Net Industrial Debt aids management and investors in their analysis of the Group’s financial position and financial performance and to compare the Group’s financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).
The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at June 30, 2022 and December 31, 2021.

	At June 30, 2022	At December 31, 2021
	(€ million)
Cash and cash equivalents	1,206	1,344
Total liquidity	1,206	1,344
Bonds and notes	(1,481)	(1,487)
Asset-backed financing (Securitizations)	(1,048)	(900)
Lease liabilities	(61)	(56)
Borrowings from banks and other financial institutions	(127)	(154)
Other debt	(48)	(33)
Total debt	(2,765)	(2,630)
Net Debt (A)	(1,559)	(1,286)
Net Debt of Financial Services Activities (B)	(1,172)	(989)
Net Industrial Debt (A-B)	(387)	(297)
The increase in the Net Debt of Financial Services Activities (as defined above) of €183 million, from €989 million at December 31, 2021 to €1,172 million at June 30, 2022, relates primarily to the increase in asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States. Such receivables grew by €208 million, from €1,144 million at December 31, 2021 to €1,352 million at June 30, 2022.

    The following table presents our receivables from financing activities and our Net Debt of Financial Services Activities at June 30, 2022 and December 31, 2021:

	At June 30, 2022	At December 31, 2021
	(€ million)
Receivables from financing activities	1,352	1,144
Net Debt of Financial Services Activities	(1,172)	(989)

For further details of our receivables from financing activities and our asset-backed financing (securitizations), see Note 18 “Current Receivables and Other Current Assets” and Note 23 “Debt” to the Semi-Annual Consolidated Financial Statements included elsewhere in this document.
Cash and cash equivalents

    Cash and cash equivalents amounted to €1,206 million at June 30, 2022 compared to €1,344 million at December 31, 2021.

Approximately 79 percent of our cash and cash equivalents were denominated in Euro at June 30, 2022 (approximately 85 percent at December 31, 2021). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including in foreign currencies), which amounted to €62 million at June 30, 2022 (€90 million at December 31, 2021), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables or debt, or as dividends or capital distributions. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

    The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At June 30, 2022	At December 31, 2021
	(€ million)
Euro	947	1,144
U.S. Dollar	112	68
Chinese Yuan	69	88
Japanese Yen	20	20
Other currencies	58	24
Total	1,206	1,344

    Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €55 million at June 30, 2022 (€48 million at December 31, 2021).

    Total available liquidity

    Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at June 30, 2022 was €1,875 million (€2,020 million at December 31, 2021).

    The following table summarizes our total available liquidity:

	At June 30, 2022	At December 31, 2021
	(€ million)
Cash and cash equivalents	1,206	1,344
Undrawn committed credit lines	669	676
Total available liquidity	1,875	2,020
The undrawn committed credit lines at June 30, 2022 and December 31, 2021 relate to revolving credit facilities. For further details, see Note 23 “Debt” in the Semi-Annual Consolidated Financial Statements included elsewhere in this document.

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

    The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the six months ended June 30, 2022 and 2021.

	For the six months ended June 30,
	2022	2021
	(€ million)
Cash flows from operating activities	568	523
Investments in property, plant and equipment, intangible assets and joint ventures	(298)	(317)
Free Cash Flow	270	206
Free Cash Flow from Financial Services Activities	(89)	(42)
Free Cash Flow from Industrial Activities	359	248

    Free Cash Flow for the six months ended June 30, 2022 was €270 million, an increase of €64 million compared to €206 million for the six months ended June 30, 2021. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.

    Free Cash Flow from Industrial Activities for the six months ended June 30, 2022 was €359 million compared to €248 million for the six months ended June 30, 2021. The increase in Free Cash Flow from Industrial Activities was primarily attributable to (i) an increase in EBITDA, (ii) a positive change in cash flows from other operating assets and liabilities driven by the collection of advances from the Daytona SP3 and the 812 Competizione A, and (iii) lower capital expenditures, partially offset by (iv) higher income taxes paid. See also “Cash Flows” above for additional information.

EBITDA and Adjusted EBITDA
    EBITDA is defined as net profit before income tax expense, net financial expenses and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is provided in order to present how the underlying business has performed prior to the impact of the adjusting items, which may obscure the underlying performance and impair comparability of results between periods.

    The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2022 and 2021, and provides a reconciliation of these non-GAAP measures to net profit. There were no adjustments impacting Adjusted EBITDA for the periods presented.

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
	(€ million)
Net profit	251	206	490	412
Income tax expense	62	58	122	109
Net financial expenses	10	10	18	19
EBIT	323	274	630	540
Amortization and depreciation	123	112	239	222
EBITDA and Adjusted EBITDA	446	386	869	762

Adjusted EBIT
    Adjusted EBIT represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide Adjusted EBIT in order to present how the underlying business has performed prior to the impact of any adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.
    The following table sets forth the calculation of Adjusted EBIT for the three and six months ended June 30, 2022 and 2021. There were no adjustments impacting Adjusted EBIT for the periods presented.

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
	(€ million)
EBIT and Adjusted EBIT	323	274	630	540

Adjusted Net Profit
    Adjusted Net Profit represents net profit as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide Adjusted Net Profit in order to present how the underlying business has performed prior to the impact of any adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.
    The following table sets forth the calculation of Adjusted Net Profit for the three and six months ended June 30, 2022 and 2021. There were no adjustments impacting Adjusted Net Profit for the periods presented.

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
	(€ million)
Net profit and Adjusted Net Profit	251	206	490	412

Adjusted Basic and Diluted Earnings per Common Share
Adjusted Basic and Diluted Earnings per Common Share represents earnings per share, as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide Adjusted Basic and Diluted Earnings per Common Share in order to present how the underlying business has performed prior to the impact of any adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.

    The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Common Share for the three and six months ended June 30, 2022 and 2021. There were no adjustments impacting Adjusted Basic and Diluted Earnings per Common Share for the periods presented.

		For the three months ended June 30,		For the six months ended June 30,
		2022	2021	2022	2021
Net profit attributable to owners of the Company	€ million	249	206	487	411
Adjusted net profit attributable to owners of the Company	€ million	249	206	487	411
Weighted average number of common shares for basic earnings per common share	thousand	182,996	184,706	183,262	184,745
Adjusted basic earnings per common share		€1.36	1.11	2.66	2.22
Weighted average number of common shares for diluted earnings per common share(1)	thousand	183,251	185,005	183,517	185,045
Adjusted diluted earnings per common share		€1.36	1.11	2.65	2.22

(1)    For the three and six months ended June 30, 2022 and 2021, the weighted average number of common shares for diluted earnings per common share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the Group’s equity incentive plans (assuming 100 percent of the target awards vested).

See Note 13 “Earnings per Share” to the Semi-Annual Condensed Consolidated Financial Statements, included elsewhere in this document, for the calculation of the basic and diluted earnings per common share.

Constant Currency Information
    The “Results of Operations” discussion below includes information about our net revenues on a constant currency basis, which excludes the effects of foreign currency translation from our subsidiaries with functional currencies other than Euro, as well as the effects of foreign currency transaction impact and foreign currency hedging. We use this information to assess how the underlying revenues changed independent of fluctuations in foreign currency exchange rates and hedging. We calculate constant currency by (i) applying the prior-period average foreign currency exchange rates to translate current period revenues of foreign subsidiaries expressed in local functional currency other than Euro, (ii) applying the prior-period average foreign currency exchange rates to current period revenues originated in a currency other than the functional currency of the applicable entity, and (iii) eliminating the variances of any foreign currency hedging (see Note 5 “Other Information” to the Semi-Annual Condensed Consolidated Financial Statements, included in this Semi-Annual Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that revenues excluding the impact of currency fluctuations and the impacts of hedging provide additional useful information to investors regarding the operating performance on a local currency basis.

Risk Factors

We face a variety of risks and uncertainties in our business. For a description of these risks and uncertainties please see “Risk Factors” in the Group’s Annual Report and Form 20-F for the year ended December 31, 2021 filed with the AFM and the SEC on February 25, 2022. All such risks factors should be read in conjunction with this Interim Report. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial, may also become important factors that affect us.
The escalating geopolitical tensions from the ongoing conflict in Ukraine and the resulting sanctions, restrictions, prohibitions and export controls imposed on Russia, Belarus and the Ukrainian regions of Donetsk and Luhansk by various governments and supranational organizations around the world have impacted global supply chains and created inflationary pressures on the price of raw materials, energy and commodities. If the situation continues or escalates and new measures or countermeasures are implemented, these adverse impacts could become more prevalent and negatively impact our supply chain and the availability and price of raw materials, energy and commodities. For further information relating to these risks see also “We depend on our suppliers, many of which are single source suppliers; and if these suppliers fail to deliver necessary raw materials, systems, components and parts of appropriate quality in a timely manner, our operations may be disrupted.” and “Global economic conditions, pandemics and macro events may adversely affect us.” within the section

“Risk Factors” in the Group’s Annual Report and Form 20-F for the year ended December 31, 2021 filed with the AFM and the SEC on February 25, 2022.

Outlook

2022 guidance revised upward on all metrics thanks to stronger contribution from personalizations as well as a tailwind from FX, and based on the following assumptions:
•Carefully leveraging strong demand
•Richer model mix being more than offset by the negative impact from the Ferrari Monza SP1 and SP2 phase out
•Ferrari Daytona SP3 and Ferrari Purosangue will commence production in 2022 with deliveries starting in 2023
•Formula 1 revenues reflecting more diversified but lower sponsorship, partially offset by better prior year ranking
•Increasing depreciation and amortization in line with the start of production of new models
•Industrial free cash flow generation sustained by Daytona SP3 advances collection
•Disciplined capital expenditures to fuel long term development

Subject to trading conditions unaffected by Covid-19 pandemic restrictions.

(€B, unless otherwise stated)	2021A	PREVIOUS 2022 GUIDANCE	UPWARD REVISED 2022 GUIDANCE
NET REVENUES	4.3	∼4.8	∼4.9
ADJ. EBITDA (margin %)	1.53 35.9%	1.65-1.70 34.5%-35.5%	1.70-1.73 >35%
ADJ. EBIT (margin %)	1.08 25.2%	1.10-1.15 23%-24%	1.15-1.18 >23.5%
ADJ. DILUTED EPS (€)	4.50	4.55-4.75(1)	4.80-4.90(1)
INDUSTRIAL FCF	0.64	≥0.60	>0.65
_____________________________
(1)Calculating using the weighted average diluted number of common shares as of December 31, 2021 (184,722 thousand).

FERRARI N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022
(UNAUDITED)

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED INCOME STATEMENT
for the three and six months ended June 30, 2022 and 2021
(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2022	2021	2022	2021
		(€ thousand)
Net revenues	6	1,291,491	1,034,388	2,477,473	2,045,668
Cost of sales	7	678,894	498,091	1,267,096	981,555
Selling, general and administrative costs	8	103,483	80,984	193,447	152,594
Research and development costs	9	183,675	179,753	381,140	368,623
Other expenses/(income), net	10	4,576	3,491	9,560	5,953
Result from investments		1,779	1,745	3,659	3,181
EBIT		322,642	273,814	629,889	540,124
Net financial expenses	11	9,427	9,715	17,432	18,942
Profit before taxes		313,215	264,099	612,457	521,182
Income tax expense	12	62,643	58,032	122,492	109,448
Net profit		250,572	206,067	489,965	411,734
Net profit attributable to:
Owners of the parent		249,015	205,811	486,985	410,734
Non-controlling interests		1,557	256	2,980	1,000

Basic earnings per common share (in €)	13	1.36	1.11	2.66	2.22
Diluted earnings per common share (in €)	13	1.36	1.11	2.65	2.22

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2022 and 2021
(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2022	2021	2022	2021
		(€ thousand)
Net profit		250,572	206,067	489,965	411,734
(Losses)/Gains on cash flow hedging instruments	20	(14,170)	909	6,440	(39,263)
Exchange differences on translating foreign operations	20	11,223	(2,208)	15,012	5,149
Related tax impact	20	4,108	(236)	(1,188)	10,988
Total other comprehensive income/(loss), net of tax (all of which may be reclassified to the consolidated income statement in subsequent periods)		1,161	(1,535)	20,264	(23,126)
Total comprehensive income		251,733	204,532	510,229	388,608
Total comprehensive income attributable to:
Owners of the parent		250,105	204,290	507,068	387,434
Non-controlling interests		1,628	242	3,161	1,174

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2022 and at December 31, 2021
(Unaudited)

	Note	At June 30, 2022	At December 31, 2021
		(€ thousand)
Assets
Goodwill		785,182	785,182
Intangible assets	14	1,221,535	1,138,173
Property, plant and equipment	15	1,340,131	1,353,165
Investments and other financial assets	16	58,251	54,509
Deferred tax assets		213,638	168,757
Total non-current assets		3,618,737	3,499,786
Inventories	17	642,704	540,575
Trade receivables	18	281,642	185,000
Receivables from financing activities	18	1,352,472	1,143,968
Current tax receivables	18	13,566	14,306
Other current assets	18	151,873	122,224
Current financial assets	19	53,926	13,500
Cash and cash equivalents		1,205,872	1,344,146
Total current assets		3,702,055	3,363,719
Total assets		7,320,792	6,863,505

Equity and liabilities
Equity attributable to owners of the parent		2,258,072	2,205,898
Non-controlling interests		6,413	5,518
Total equity	20	2,264,485	2,211,416

Employee benefits		63,908	101,200
Provisions	22	175,365	150,868
Deferred tax liabilities		102,023	95,973
Debt	23	2,765,070	2,630,011
Other liabilities	24	985,304	726,775
Other financial liabilities	19	70,959	36,520
Trade payables	25	791,722	797,832
Current tax payables		101,956	112,910
Total equity and liabilities		7,320,792	6,863,505

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF CASH FLOWS
for the six months ended June 30, 2022 and 2021
(Unaudited)

	For the six months ended June 30,
	2022	2021
	(€ thousand)
Cash and cash equivalents at beginning of the period	1,344,146	1,362,406
Cash flows from operating activities:
Profit before taxes	612,457	521,182
Amortization and depreciation	239,204	222,383
Provision accruals	42,428	5,745
Result from investments	(3,659)	(3,181)
Net finance costs	17,432	18,942
Other non-cash expenses, net	20,447	16,458
Change in inventories	(102,272)	(77,237)
Change in trade receivables	(95,701)	(49,660)
Change in trade payables	(17,559)	3,693
Change in receivables from financing activities	(100,182)	(52,561)
Change in other operating assets and liabilities	140,302	(14,270)
Finance income received	2,223	745
Finance costs paid	(20,954)	(24,810)
Income tax paid	(165,994)	(44,706)
Total cash flows from operating activities	568,172	522,723
Cash flows used in investing activities:
Investments in property, plant and equipment	(91,589)	(126,604)
Investments in intangible assets	(204,867)	(190,336)
Investments in joint ventures	(1,367)	—
Proceeds from the sale of property, plant and equipment and intangible assets	241	1,330
Total cash flows used in investing activities	(297,582)	(315,610)
Cash flows used in financing activities:
Net change in borrowings from banks and other financial institutions	(33,586)	112,334
Net changes of lease liabilities	(7,770)	(9,540)
Proceeds from securitizations net of repayments	62,601	18,923
Net change in other debt	12,478	(14,216)
Repayment of bonds and notes	—	(500,000)
Dividends paid to owners of the parent	(231,107)	(149,093)
Dividends paid to non-controlling interests	(2,266)	—
Share repurchases	(216,191)	(109,548)
Total cash flows used in financing activities	(415,841)	(651,140)
Translation exchange differences	6,977	3,885
Total change in cash and cash equivalents	(138,274)	(440,142)
Cash and cash equivalents at end of the period	1,205,872	922,264

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six months ended June 30, 2022 and 2021
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total

At December 31, 2020	2,573	1,739,380	24,164	28,774	(9,705)	1,785,186	4,018	1,789,204
Net profit	—	410,734	—	—	—	410,734	1,000	411,734
Other comprehensive income/(loss)	—	—	(28,275)	4,975	—	(23,300)	174	(23,126)
Dividends	—	(160,272)	—	—	—	(160,272)	(1,354)	(161,626)
Share-based compensation	—	6,721	—	—	—	6,721	—	6,721
Share repurchases	—	(109,548)	—	—	—	(109,548)	—	(109,548)
At June 30, 2021	2,573	1,887,015	(4,111)	33,749	(9,705)	1,909,521	3,838	1,913,359

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2021	2,573	2,192,453	(22,006)	42,518	(9,640)	2,205,898	5,518	2,211,416
Net profit	—	486,985	—	—	—	486,985	2,980	489,965
Other comprehensive income	—	—	5,252	14,831	—	20,083	181	20,264
Dividends	—	(249,522)	—	—	—	(249,522)	(2,266)	(251,788)
Share-based compensation	—	10,819	—	—	—	10,819	—	10,819
Share repurchases	—	(216,191)	—	—	—	(216,191)	—	(216,191)
At June 30, 2022	2,573	2,224,544	(16,754)	57,349	(9,640)	2,258,072	6,413	2,264,485
.

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PRESENTATION

Background

    Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 176 authorized dealers operating 191 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 16 Ferrari-owned stores and 14 franchised stores (including 12 Ferrari Store Junior), as well as on the Ferrari’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients and dealers, including through cooperation and other agreements with certain financial institutions. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are a core element of Ferrari marketing and promotional activities and an important source of innovation to support the technological advancement of Ferrari range models.

2. AUTHORIZATION OF SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

    These Semi-Annual Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on August 2, 2022, and have been prepared in accordance with IAS 34 — Interim Financial Reporting. The Semi-Annual Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2021 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. There are no material effects on these Semi-Annual Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as endorsed by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). The accounting policies adopted are consistent with those used at December 31, 2021, except as described in the section “New standards and amendments effective from January 1, 2022”.

3. BASIS OF PREPARATION FOR SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.
    Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual consolidated financial statements, when all the related information necessary is available, other than in the event that there are indications of impairment, in which case an immediate assessment is required. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations, or significant plan amendments, curtailments, or settlements.

New standards and amendments effective from January 1, 2022
The following new standards and amendments effective from January 1, 2022 were adopted by the Group.

In May 2020 the IASB issued amendments to IFRS 3 — Business combinations to update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations. There was no effect from the adoption of these amendments.

In May 2020 the IASB issued amendments to IAS 16 — Property, Plant and Equipment. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company should recognize such sales proceeds and the related cost in the income statement. There was no effect from the adoption of these amendments.

In May 2020 the IASB issued amendments to IAS 37 — Provisions, Contingent Liabilities and Contingent Assets, which specify which costs a company includes when assessing whether a contract will be loss-making. There was no effect from the adoption of these amendments.

In May 2020 the IASB issued Annual Improvements to IFRSs 2018 - 2020 Cycle. The improvements have amended four standards: i) IFRS 1 — First-time Adoption of International Financial Reporting Standards in relation to allowing a subsidiary to measure cumulative translation differences using amounts reported by its parent, ii) IFRS 9 — Financial Instruments in relation to which fees an entity includes when applying the ‘10 percent’ test for derecognition of financial liabilities, iii) IAS 41 — Agriculture in relation to the exclusion of taxation cash flows when measuring the fair value of a biological asset, and iv) IFRS 16 — Leases in relation to an illustrative example of reimbursement for leasehold improvements. There was no effect from the adoption of these amendments.

New standards, amendments and interpretations not yet effective

The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2023 or subsequent years are listed below:

In May 2017 the IASB issued IFRS 17 — Insurance Contracts, which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. In June 2020 the IASB issued amendments to IFRS 17 aimed at helping companies implement IFRS 17 and make it easier for companies to explain their financial performance. The new standard and amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In January 2020 the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In February 2021 the IASB issued amendments to IAS 1 — Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In February 2021 the IASB issued amendments to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In May 2021 the IASB issued amendments to IAS 12 — Income Taxes: Deferred Tax related to Assets and Liabilities Arising From a Single Transaction that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In December 2021 the IASB issued an amendments to IFRS 17 — Insurance Contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information, which provides a transition option relating to comparative information about financial assets presented on initial application of IFRS 17. The amendment is aimed at helping entities to avoid temporary accounting mismatches between financial assets and insurance contract liabilities, and therefore improve the usefulness of comparative information for users of financial statements. The amendment is effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of this amendment.

Scope of consolidation
There were no changes in the scope of consolidation for the periods presented in this Semi-Annual Report.

4. FINANCIAL RISK FACTORS

The Group is exposed to various operational financial risks, including financial market risk (relating mainly to foreign currency exchange rates and, to a lesser extent, interest rates and commodity prices), credit risk and liquidity risk. The Semi-Annual Condensed Consolidated Financial Statements do not include all of the information and disclosures on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 30 “Qualitative and Quantitative Information on Financial Risks” of the Consolidated Financial Statements at and for the year ended December 31, 2021.

5. OTHER INFORMATION
    The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2022		2021
	Average for the six months ended June 30,	At June 30,	Average for the six months ended June 30,	At June 30,	At December 31,
U.S. Dollar	1.0934	1.0387	1.2053	1.1884	1.1326
Pound Sterling	0.8424	0.8582	0.8680	0.8581	0.8403
Swiss Franc	1.0319	0.9960	1.0946	1.0980	1.0331
Japanese Yen	134.3071	141.5400	129.8681	131.4300	130.3800
Chinese Yuan	7.0823	6.9624	7.7960	7.6742	7.1947
Australian Dollar	1.5204	1.5099	1.5626	1.5853	1.5615
Canadian Dollar	1.3900	1.3425	1.5030	1.4722	1.4393
Singapore Dollar	1.4921	1.4483	1.6059	1.5976	1.5279
Hong Kong Dollar	8.5559	8.1493	9.3551	9.2293	8.8333

6. NET REVENUES
    Net revenues are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
	(€ thousand)		(€ thousand)
Revenues from:
Cars and spare parts	1,099,895	880,149	2,112,072	1,735,714
Engines	41,074	44,871	78,045	89,875
Sponsorship, commercial and brand	117,946	91,110	226,510	181,916
Other	32,576	18,258	60,846	38,163
Total net revenues	1,291,491	1,034,388	2,477,473	2,045,668
Other net revenues primarily relate to financial services activities, management of the Mugello racetrack and other sports-related activities.
Interest and other financial income from financial services activities included within net revenues for the three months ended June 30, 2022 and 2021 amounted to €15,964 thousand and €14,361 thousand, respectively, and for the six months ended June 30, 2022 and 2021 amounted to €30,180 thousand and €28,233 thousand, respectively.

7. COST OF SALES
    Cost of sales for the three months ended June 30, 2022 and 2021 amounted to €678,894 thousand and €498,091 thousand, respectively, and for the six months ended June 30, 2022 and 2021 amounted to €1,267,096 thousand and €981,555 thousand, respectively, consisting mainly of the cost of materials, components and labor related to the manufacturing and distribution of cars and spare parts and, to a lesser extent, engines sold to Maserati and engines rented to other Formula 1 racing teams. The remaining costs mainly include depreciation, insurance and transportation costs, as well as warranty and product-related costs, which are estimated and recorded at the time of shipment.
Interest and other financial expenses from financial services activities included within cost of sales for the three months ended June 30, 2022 and 2021 amounted to €5,643 thousand and €4,762 thousand, respectively, and for the six months ended June 30, 2022 and 2021 amounted to €8,755 thousand and €10,652 thousand, respectively.

8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

    Selling costs for the three months ended June 30, 2022 and 2021 amounted to €58,464 thousand and €39,922 thousand, respectively, and for the six months ended June 30, 2022 and 2021 amounted to €106,337 thousand and €75,627 thousand, respectively, consisting mainly of costs for sales personnel, marketing and events, and retail stores. Costs for marketing and events primarily relate to trade shows and media and client events for the launch of new models, including the use of digital solutions, as well as sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.

    General and administrative costs for the three months ended June 30, 2022 and 2021 amounted to €45,019 thousand and €41,062 thousand, respectively, and for the six months ended June 30, 2022 and 2021 amounted to €87,110 thousand and €76,967 thousand, respectively, consisting mainly of administration and other general expenses, including for personnel, that are not directly attributable to manufacturing, sales or research and development activities.

9. RESEARCH AND DEVELOPMENT COSTS
    Research and development costs are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
	(€ thousand)
Research and development costs expensed during the period	125,690	131,363	269,850	272,276
Amortization of capitalized development costs	57,985	48,390	111,290	96,347
Total research and development costs	183,675	179,753	381,140	368,623
    Research and development costs expensed during the period primarily relate to Formula 1 activities, as well as research and development activities to support the innovation of our product range and components, in particular, in relation to hybrid and electric technology.

Research and development costs are recognized net of technology-related government incentives.

10. OTHER EXPENSES/(INCOME), NET
    Other expenses/(income), net for the three and six months ended June 30, 2022 included other expenses of €6,643 thousand and €13,466 thousand, respectively, mainly related to indirect taxes, provisions, and other miscellaneous expenses, partially offset by other income for the three and six months ended June 30, 2022 of €2,067 thousand and €3,906 thousand, respectively, mainly related to rental income, gains on the disposal of property, plant and equipment and other miscellaneous income.

11. NET FINANCIAL EXPENSES

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
	(€ thousand)
Financial income
Related to:
Industrial activities (A)	27,353	9,577	45,176	18,879
Financial services activities (reported within net revenues)	15,964	14,361	30,180	28,233

Financial expenses and expenses from derivative financial instruments and foreign currency exchange rate differences
Related to:
Industrial activities (B)	(36,780)	(19,292)	(62,608)	(37,821)
Financial services activities (reported within cost of sales)	(5,643)	(4,762)	(8,755)	(10,652)

Net financial expenses relating to industrial activities (A - B)	(9,427)	(9,715)	(17,432)	(18,942)
    Net financial expenses primarily relate to interest expenses on debt and net foreign exchange impact, including the net costs of hedging.

12. INCOME TAX EXPENSE
    Income tax expense is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
	(€ thousand)
Current tax expense	75,870	52,019	157,439	102,204
Deferred tax (benefit)/expense	(15,154)	4,926	(36,874)	6,157
Taxes relating to prior periods	1,927	1,087	1,927	1,087
Total income tax expense	62,643	58,032	122,492	109,448
Income tax expense amounted to €62,643 thousand and €58,032 thousand for the three months ended June 30, 2022 and 2021, respectively, and €122,492 thousand and €109,448 thousand for the six months ended June 30, 2022 and 2021, respectively.
The change in deferred tax (benefit)/expense was primarily attributable to timing differences related to intercompany profit on inventory.
Income taxes for the three and six months ended June 30, 2022 and 2021 benefited from the application of the Patent Box tax regime.
The effective tax rate was 20.0 percent for the six months ended June 30, 2022 compared to 21.0 percent for the six months ended June 30, 2021.
IRAP (current and deferred) for the six months ended June 30, 2022 and 2021 amounted to €21,775 thousand and €17,433 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of six months ended June 30, 2022 and 2021, respectively.
Deferred tax assets and liabilities of the individual consolidated companies are offset within the semi-annual consolidated statement of financial position when a legally enforceable right to offset exists.
The Group’s Italian entities participate in a group Italian tax consolidation under Ferrari N.V.

13. EARNINGS PER SHARE
    Basic earnings per share
    Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares issued and outstanding during the period. The following table provides the amounts used in the calculation of basic earnings per share for the periods presented:

		For the three months ended June 30,		For the six months ended June 30,
		2022	2021	2022	2021
Profit attributable to owners of the parent	€ thousand	249,015	205,811	486,985	410,734
Weighted average number of common shares for basic earnings per share	thousand	182,996	184,706	183,262	184,745
Basic earnings per share	€	1.36	1.11	2.66	2.22

    Diluted earnings per share
    For the three and six months ended June 30, 2022 and 2021, the weighted average number of shares for diluted earnings per share was increased to take into consideration the diluted effects of the potential common shares relating to the Group’s equity incentive plans (assuming 100 percent of the target awards vested). See Note 21 for additional details on the equity incentive plans.

The following table provides the amounts used in the calculation of diluted earnings per share for the three and six months ended June 30, 2022 and 2021:

		For the three months ended June 30,		For the six months ended June 30,
		2022	2021	2022	2021
Profit attributable to owners of the parent	€ thousand	249,015	205,811	486,985	410,734
Weighted average number of common shares for diluted earnings per share	thousand	183,251	185,005	183,517	185,045
Diluted earnings per share	€	1.36	1.11	2.65	2.22

14. INTANGIBLE ASSETS

	Balance at December 31, 2021	Additions	Disposals	Amortization	Translation differences and other	Balance at June 30, 2022
	(€ thousand)
Intangible assets	1,138,173	204,867	—	(121,486)	(19)	1,221,535
    Additions of €204,867 thousand primarily related to externally acquired and internally generated development costs for new and existing models.

15. PROPERTY, PLANT AND EQUIPMENT

	Balance at December 31, 2021	Additions	Disposals	Depreciation	Translation differences and other	Balance at June 30, 2022
	(€ thousand)
Property, plant and equipment	1,353,165	103,244	(792)	(117,718)	2,232	1,340,131
    Additions of €103,244 thousand mainly related to advances and assets under construction, as well as plant, machinery and equipment, primarily related to car production and engine assembly lines (including those for models to be launched in future years), industrial tools used for the production of cars, and personalization programs.
At June 30, 2022 property, plant and equipment included €58,019 thousand of right-of-use assets (€53,758 thousand at December 31, 2021). The following table summarizes the changes in the carrying amount of right-of-use assets for the six months ended June 30, 2022:

	Balance at December 31, 2021	Additions	Disposals	Depreciation	Translation differences and other	Balance at June 30, 2022
	(€ thousand)
Right-of-use assets	53,758	11,655	(616)	(7,707)	929	58,019

For the six months ended June 30, 2022 depreciation of right-of-use assets amounted to €7,707 thousand and interest expense on lease liabilities amounted to €464 thousand (€7,757 thousand and €417 thousand respectively for the six months ended June 30, 2021).
At June 30, 2022 the Group had contractual commitments for the purchase of property, plant and equipment amounting to €88,624 thousand (€73,681 thousand at December 31, 2021).

16. INVESTMENTS AND OTHER FINANCIAL ASSETS

The composition of investments and other financial assets is as follows:

	At June 30, 2022	At December 31, 2021
	(€ thousand)
Investments accounted for using the equity method	46,628	42,927
Other securities and financial assets	11,623	11,582
Total investments and other financial assets	58,251	54,509

Investments accounted for using the equity method
Investments accounted for using the equity method relate entirely to the Group’s investment in Ferrari Financial Services GmbH, a German entity that offers retail client financing in certain markets in EMEA (primarily the UK, Germany and Switzerland), and, to a lesser extent, to FS China Limited, a joint venture formed in China in 2021 to manage certain lifestyle activities in the local market, which is in the startup phase.

Changes in the carrying amount of the investment during the period were as follows:

(€ thousand)
Balance at January 1, 2022	42,927
Proportionate share of net profit for the period from January 1, 2022 to June 30, 2022	3,659
Other changes	42
Balance at June 30, 2022	46,628
Other securities and financial assets
    Other securities and financial assets primarily include Series C Liberty Formula One shares (the “Liberty Media Shares”) of Liberty Media Corporation (the group responsible for the promotion of the Formula 1 World Championship), which are measured at fair value and amounted to €10,600 thousand at June 30, 2022 (€10,559 thousand at December 31, 2021).

17. INVENTORIES

	At June 30, 2022	At December 31, 2021
	(€ thousand)
Raw materials	113,288	99,382
Semi-finished goods	110,999	121,201
Finished goods	418,417	319,992
Total inventories	642,704	540,575
    The amount of inventory write-downs recognized as an expense within cost of sales was €8,450 thousand and €7,194 thousand for the six months ended June 30, 2022 and 2021 , respectively.

18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

	At June 30, 2022	At December 31, 2021
	(€ thousand)
Receivables from financing activities	1,352,472	1,143,968
Trade receivables	281,642	185,000
Current tax receivables	13,566	14,306
Other current assets	151,873	122,224
Total	1,799,553	1,465,498
    Receivables from financing activities

    Receivables from financing activities are as follows:

	At June 30, 2022	At December 31, 2021
	(€ thousand)
Client financing	1,341,719	1,132,979
Dealer financing	10,753	10,989
Total	1,352,472	1,143,968

Receivables from financing activities relate to the financial services portfolio in the United States and are generally secured on the title of cars or other guarantees.

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At June 30, 2022	At December 31, 2021
	(€ thousand)
Financial derivatives	50,368	11,565
Other financial assets	3,558	1,935
Current financial assets	53,926	13,500
    The following table provides the analysis of derivative assets and liabilities at June 30, 2022 and December 31, 2021.

	At June 30, 2022		At December 31, 2021
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency derivatives	19,809	(63,667)	4,437	(34,973)
Commodities	156	(830)	182	(1,162)
Interest rate caps	28,997	—	6,053	—
Total cash flow hedges	48,962	(64,497)	10,672	(36,135)
Other foreign currency derivatives	1,406	(6,462)	893	(385)
Derivatives assets/(liabilities)	50,368	(70,959)	11,565	(36,520)
At June 30, 2022 and December 31, 2021, substantially all foreign currency derivatives had a maturity of twelve months or less.
Foreign currency derivatives that do not meet the requirements to be recognized as cash flow hedges are presented as other foreign currency derivatives. Interest rate caps relate to derivative instruments required as part of certain securitization agreements.

20. EQUITY
    Share capital
    At June 30, 2022 and December 31, 2021 the fully paid up share capital of the Company was €2,573 thousand, consisting of 193,923,499 common shares and 63,349,112 special voting shares, all with a nominal value of €0.01. At June 30, 2022, the Company held in treasury 11,065,110 common shares and 5,190 special voting shares, while at December 31, 2021 the Company held in treasury 10,080,103 common shares and 4,190 special voting shares. Shares in treasury include shares repurchased under the Group’s share repurchase program based on the transaction trade date. The increase in common shares held in treasury primarily reflects the repurchase of shares by the Company through its share repurchase program, partially offset by shares assigned under the Group’s equity incentive plans. On May 20, 2022, the Company completed the Sixth Tranche of the multi-year share repurchase program. Under the recently announced multi-year share repurchase program of approximately Euro 2 billion expected to be executed by 2026, on June 30, 2022, the Company announced its intention to commence the First Tranche of €150 million from July 1, 2022 to no later than November 30, 2022. At June 30, 2022 and December 31, 2021 the Company held in treasury 4.30 percent and 3.92 percent of the total issued share capital of the Company, respectively(1).
_______________________________________
(1)The percentage of shares held in treasury compared to total issued share capital remains substantially the same if calculated considering only common shares held in treasury or if calculated considering common shares and special voting shares held in treasury.

The following table summarizes the changes in the number of outstanding common shares and outstanding special voting shares of the Company for the six months ended June 30, 2022:

	Common Shares	Special Voting Shares	Total
Balance at December 31, 2021	183,843,396	63,344,922	247,188,318
Shares repurchased under share repurchase program(1)	(1,054,073)	—	(1,054,073)
Shares assigned under equity incentive plans(2)	69,066	—	69,066
Other changes(3)	—	(1,000)	(1,000)
Balance at June 30, 2022	182,858,389	63,343,922	246,202,311
_______________________________________
(1)Includes shares repurchased under the share repurchase program between January 1, 2022 and June 30, 2022 based on the transaction trade date, for a total consideration of €204,434 thousand, including transaction costs.
(2)On March 16, 2022, 122,125 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On March 16, 2022, the Company purchased 56,517 common shares, for a total consideration of €10,365 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in a cross transaction. On May 25, 2022, 6,643 common shares, which were previously held in treasury, were assigned to certain employees. On May 25, 2022, the Company purchased 3,185 common shares, for a total consideration of €562 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in a cross transaction. See Note 21 “Share-Based Compensation” for additional details relating to the Group’s equity incentive plans.
(3)Relates to the deregistration of certain special voting shares under the Company’s special voting shares term and conditions.

    Other comprehensive income/(loss)
    The following table presents other comprehensive income/(loss):

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
	(€ thousand)
(Losses)/Gains on cash flow hedging instruments arising during the period	(30,489)	1,710	(24,329)	(22,600)
Reclassification of cash flow hedge reserves to the consolidated income statement	16,319	(801)	30,769	(16,663)
(Losses)/Gains on cash flow hedging instruments	(14,170)	909	6,440	(39,263)
Exchange differences on translating foreign operations arising during the period	11,223	(2,208)	15,012	5,149
Total other comprehensive (loss)/income (all of which may be reclassified to the consolidated income statement in subsequent periods)	(2,947)	(1,299)	21,452	(34,114)
Related tax impact	4,108	(236)	(1,188)	10,988
Total other comprehensive income/(loss), net of tax	1,161	(1,535)	20,264	(23,126)
Gains and losses on cash flow hedging instruments relate to changes in the fair value of derivative financial instruments used for cash flow hedging purposes.

The tax effects relating to other comprehensive income/(loss) are as follows:

	For the six months ended June 30,
	2022			2021
	Pre-tax balance	Tax impact	Net balance	Pre-tax balance	Tax impact	Net balance
	(€ thousand)
Gains/(Losses) on cash flow hedging instruments	6,440	(1,188)	5,252	(39,263)	10,988	(28,275)
Exchange gains on translating foreign operations	15,012	—	15,012	5,149	—	5,149
Total other comprehensive income/(loss)	21,452	(1,188)	20,264	(34,114)	10,988	(23,126)

21. SHARE-BASED COMPENSATION

The Group has several equity incentive plans under which a combination of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one Ferrari common share, have been awarded to the Executive Chairman, the Chief Executive Officer (“CEO”), other members of the Ferrari Leadership Team (“FLT”) and other key employees of the Group. See Note 21 “Share-Based Compensation” to the Consolidated Financial Statements for further details relating to the Group’s equity incentive plans.
Equity Incentive Plan 2019-2021
In the first quarter of 2022, 68,013 PSU awards vested (representing 100 percent of the target PSU awards) as a result of the achievement of the related performance conditions and 54,112 RSU awards vested upon achievement of the related service conditions. As a result, 122,125 common shares, which were previously held in treasury, were assigned to participants of the plan in the first quarter of 2022.
Equity Incentive Plan 2020-2022
The PSUs and RSUs cover the three-year performance and service periods from 2020 to 2022. The PSU awards and RSU awards under the Equity Incentive Plan 2020-2022 vest in 2023 based on the level of achievement of the related performance targets or service conditions.
Equity Incentive Plan 2021-2023
The PSUs and RSUs cover the three-year performance and service periods from 2021 to 2023. The PSU awards and RSU awards under the Equity Incentive Plan 2021-2023 vest in 2024 based on the level of achievement of the related performance targets or service conditions.
Equity Incentive Plan 2022-2024
Under a new Equity Incentive Plan 2022-2024 approved in 2022, the Company awarded approximately 72 thousand 2022-2024 PSUs to the Executive Chairman, CEO, members of the FLT and other employees of the Group, and approximately 26 thousand 2022-2024 RSUs to members of the FLT and other employees of the Group. The PSUs and RSUs cover the three-year performance and service periods from 2022 to 2024. The PSU awards and RSU awards under the Equity Incentive Plan 2022-2024 vest in 2025 based on the level of achievement of the related performance targets or service conditions.

Outstanding share awards
Changes to the outstanding number of PSU and RSU awards under all equity incentive plans of the Group are as follows:

	Outstanding PSU Awards	Outstanding RSU Awards	Total Outstanding Awards
Balance at December 31, 2021	152,172	123,661	275,833
Granted(1)	71,900	26,258	98,158
Vested(2)	(68,013)	(54,112)	(122,125)
Forfeited	(3,046)	(348)	(3,394)
Balance at June 30, 2022	153,013	95,459	248,472
_____________________________________
(1)     Granted under the Equity Incentive Plan 2022-2024.
(2)     Vested under the Equity Incentive Plan 2019-2021.

Other share awards

During the six months ended June 30, 2022, the Company awarded 13,286 share awards, which each represent the right to receive one Ferrari common share, to certain employees, of which 6,643 equity instruments awards vested immediately at the grant date. The outstanding share awards will vest in 2023 and 2024, subject to the recipient’s continued employment with the Company at the time of vesting. The fair value of the awards was equal to €185, measured using the share price at the grant date adjusted for the present value of future distributions which employees will not receive during the vesting period.

Share-based compensation expense

For the six months ended June 30, 2022 and 2021, the Company recognized €8,442 thousand and €6,721 thousand, respectively, as share-based compensation expense and an increase to other reserves within equity in relation to the PSUs and RSUs awarded under the Group’s equity incentive plans. At June 30, 2022 unrecognized compensation expense amounted to €24,770 thousand and is expected to be recognized over the remaining vesting periods through 2024.
For the six months ended June 30, 2022 the Group also recognized share-based compensation expense of €2,377 thousand as part of commercial agreements with certain suppliers.

22. PROVISIONS
    Provisions are as follows:

	At June 30, 2022	At December 31, 2021
	(€ thousand)
Warranty and recall campaigns provision	126,781	108,767
Legal proceedings and disputes	12,523	13,701
Other risks	36,061	28,400
Total provisions	175,365	150,868
The provision for other risks primarily relates to disputes and matters which are not subject to legal proceedings, including contract-related disputes with suppliers, employees and other parties, as well as environmental risks.

Movements in provisions are as follows:

	Balance at December 31, 2021	Additional provisions	Utilization	Releases	Translation differences and other movements	Balance at June 30, 2022
	(€ thousand)
Warranty and recall campaigns provision	108,767	36,019	(17,041)	(1,228)	264	126,781
Legal proceedings and disputes	13,701	485	(701)	(302)	(660)	12,523
Other risks	28,400	8,110	(1,607)	(656)	1,814	36,061
Total provisions	150,868	44,614	(19,349)	(2,186)	1,418	175,365

23. DEBT

	Balance at December 31, 2021	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other(*)	Translation differences	Balance at June 30, 2022
	(€ thousand)
Bonds and notes	1,487,110	—	—	(6,199)	—	1,480,911
Asset-backed financing (Securitizations)	900,213	119,281	(56,680)	78	85,233	1,048,125
Borrowings from banks and other financial institutions	154,419	8,909	(42,495)	160	6,309	127,302
Lease liabilities	56,210	—	(7,770)	11,239	1,084	60,763
Other debt	32,059	15,372	(2,894)	—	3,432	47,969
Total debt	2,630,011	143,562	(109,839)	5,278	96,058	2,765,070
_____________________________________
(*)    Other changes in lease liabilities primarily relate to non-cash movements for the recognition of additional lease liabilities in accordance with IFRS 16.

Bonds and notes

2023 Bond
    On March 16, 2016, the Company issued 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490,729 thousand, after the debt discount and issuance costs, and a yield to maturity of 1.656 percent. The net proceeds were used, together with additional cash held by the Company, to fully repay a €500 million bank loan. The bond is unrated and was admitted to trading on the regulated market of the Euronext Dublin (formerly the Irish Stock Exchange). Following a cash tender offer, on July 16, 2019 the Company executed the repurchase of these notes for an aggregate nominal amount of €115,395 thousand. The amount outstanding at June 30, 2022 was €385,523 thousand and includes accrued interest of €1,683 thousand (€387,872 thousand including accrued interest of €4,567 thousand at December 31, 2021).
2025 Bond
On May 27, 2020 the Company issued 1.5 percent coupon notes due May 2025 (“2025 Bond”), having a principal of €650 million. The notes were issued at a discount for an issue price of 98.898 percent, resulting in net proceeds of €640,073 thousand, after related expenses, and a yield to maturity of 1.732 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. The amount outstanding of the 2025 Bond at June 30, 2022 was €645,042 thousand, including accrued interest of €935 thousand (€648,984 thousand, including accrued interest of €5,850 thousand at December 31, 2021).

2029 and 2031 Notes
On July 31, 2019, the Company issued 1.12 percent senior notes due August 2029 (“2029 Notes”) and 1.27 percent senior notes due August 2031 (“2031 Notes”) through a private placement to certain US institutional investors, each having a principal of €150 million. The net proceeds from the issuances amounted to €298,316 thousand, and the yields to maturity, on an annual basis, equal the nominal coupon rates of the Notes. The Notes are primarily used for general corporate purposes, including the funding of capital expenditures.
The amounts outstanding of the 2029 Notes at June 30, 2022 was €150,093 thousand, including accrued interest of €700 thousand (€150,052 thousand, including accrued interest of €700 thousand at December 31, 2021). The amount outstanding of the 2031 Notes at June 30, 2022 was €150,144 thousand, including accrued interest of €794 thousand (€150,111 thousand including accrued interest of €794 thousand at December 31, 2021).
2032 Notes
On July 29, 2021, the Company issued 0.91 percent senior notes due January 2032 (“2032 Notes”) through a private placement to certain US institutional investors having a principal of €150 million. The net proceeds from the issuance amounted to €149,495 thousand and the yield to maturity on an annual basis equals the nominal coupon rates of the Notes. The Notes are used for general corporate purposes. The amount outstanding of the 2032 Notes at June 30, 2022 was €150,109 thousand, including accrued interest of €576 thousand (€150,091 thousand, including accrued interest of €576 thousand at December 31, 2021).

The abovementioned notes impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events; and (iv) other clauses that are customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. At June 30, 2022 and December 31, 2021, Ferrari was in compliance with the covenants of the notes.
Asset-backed financing (Securitizations)
As a means of diversifying its sources of funds, the Group sells certain of its receivables originated by its financial services activities in the United States through asset-backed financing or securitization programs (the terms asset-backed financing and securitization programs are used synonymously throughout this document), without transferring the risks typically associated with the related receivables. As a result, the receivables sold through securitization programs are still consolidated until collection from the customer. During 2022, the following revolving securitization programs were in place:

•revolving securitization program for funding of up to $750 million, which was renewed in December 2020 for a tenor of 24 months and increased up to $800 million in December 2021 and up to $850 million in May 2022, by pledging retail financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of a synthetic base rate substantially replicating the LIBOR plus a margin of 75 basis points. At June 30, 2022 total proceeds net of repayments from the sales of financial receivables under the program amounted to $819 million ($775 million at December 31, 2021). The securitization agreement requires the maintenance of an interest rate cap.
•revolving securitization program for funding of up to $285 million, which was renewed in November 2021 for a tenor of 24 months, by pledging leasing financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of SOFR plus a margin of 65 basis points. At June 30, 2022 total proceeds net of repayments from the sales of financial receivables under the program amounted to $270 million ($245 million at December 31, 2021). The securitization agreement requires the maintenance of an interest rate cap.
The consolidated total amount of the revolving securitization programs has been progressively increased since inception as the underlying receivables portfolios have increased.

Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €55,302 thousand at June 30, 2022 (47,742 thousand at December 31, 2021).
Borrowings from banks and other financial institutions

Borrowings from banks and other financial institutions at June 30, 2022 include (i) an amortized term loan of €50,000 thousand borrowed in June 2021 by Ferrari S.p.A. for a tenor of 36 months and bearing fixed interest at 0.118 percent and (ii) financial liabilities of FFS Inc to support financial services activities, and in particular €77,302 thousand (€61,919 thousand at December 31, 2021) relating to a U.S. Dollar committed credit facility for up to $100 million, (drawn down for $80 million at June 30, 2022) for a tenor of 24 months and bearing interest at LIBOR plus 75 basis points.
Lease liabilities
The Group recognizes lease liabilities in relation to right-of-use assets in accordance with IFRS 16 - Leases. At June 30, 2022 lease liabilities amounted to €60,763 thousand (€56,210 thousand at December 31, 2021).
Other debt
Other debt mainly relates to other funding for operating and financing activities of the Group.

24. OTHER LIABILITIES
    An analysis of other liabilities is as follows:

	At June 30, 2022	At December 31, 2021
	(€ thousand)
Deferred income	376,408	256,206
Advances and security deposits	370,893	240,696
Accrued expenses	85,975	80,787
Payables to personnel	60,516	53,712
Social security payables	24,185	24,660
Other	67,327	70,714
Total other liabilities	985,304	726,775
    Deferred income primarily includes amounts received under maintenance and power warranty programs of €233,994 thousand at June 30, 2022 and €218,982 thousand at December 31, 2021, which are deferred and recognized as net revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group. The increase in deferred revenue primarily relates to advances received for Formula 1 sponsorship agreements.
Advances and security deposits primarily include advances received for the purchase of Icona and limited edition models. Upon shipment of the cars, the advances are recognized as revenue. The increase primarily relates to advances received during the period for the Ferrari Daytona SP3 and the 812 Competizione A.

25. TRADE PAYABLES
Trade payables of €791,722 thousand at June 30, 2022 (€797,832 thousand at December 31, 2021) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

26. FAIR VALUE MEASUREMENT
IFRS 13 - Fair Value Measurement establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.
    Levels used in the hierarchy are as follows:

    Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

    Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

    Level 3 inputs are unobservable inputs for the assets and liabilities.

    Assets and liabilities that are measured at fair value on a recurring basis

    The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at June 30, 2022 and at December 31, 2021:

		At June 30, 2022
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets - Liberty Media Shares	16	10,600	—	—	10,600
Current financial assets	19	—	50,368	—	50,368
Total assets		10,600	50,368	—	60,968
Other financial liabilities	19	—	70,959	—	70,959
Total liabilities		—	70,959	—	70,959

		At December 31, 2021
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets - Liberty Media Shares	16	10,559	—	—	10,559
Current financial assets	19	—	11,565	—	11,565
Total assets		10,559	11,565	—	22,124
Other financial liabilities	19	—	36,520	—	36,520
Total liabilities		—	36,520	—	36,520
    There were no transfers between fair value hierarchy levels for the periods presented.
    The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using widely accepted valuation techniques. In particular, the fair value of foreign currency derivatives (forward contracts, currency swaps and options) and interest rate caps is determined by taking the prevailing foreign currency exchange rate and interest rates, as applicable, at the balance sheet date.
    The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of current bank accounts.

     Assets and liabilities not measured at fair value on a recurring basis
    For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.
    The following table presents the carrying amount and the fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At June 30, 2022		At December 31, 2021
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ thousand)
Receivables from financing activities	18	1,352,472	1,352,472	1,143,968	1,143,968
Total assets		1,352,472	1,352,472	1,143,968	1,143,968
Debt	23	2,765,070	2,748,822	2,630,011	2,656,159
Total liabilities		2,765,070	2,748,822	2,630,011	2,656,159

27. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24, the related parties of Ferrari include Exor N.V., and together with its subsidiaries the Exor Group, as well as all entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Related parties also include companies over which the Exor Group is capable of exercising control, joint control or significant influence, including Stellantis N.V., and together with its subsidiaries the Stellantis Group, (previously referred to as Fiat Chrysler Automobiles N.V., FCA or FCA Group, which changed its name to Stellantis as a result of the merger with Peugeot S.A. in January 2021) and CNH Industrial N.V. and its subsidiaries, as well as joint ventures and associates of Ferrari. In addition, members of the Ferrari Board of Directors and executives with strategic responsibilities and their families are also considered related parties.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:
Transactions with Stellantis Group companies
•the sale of engines to Maserati S.p.A. (“Maserati”);
•the purchase of engine components for the use in the production of Maserati engines from FCA US LLC;
•a technical cooperation, between the Group and Stellantis Group with the aim to enhance the quality and competitiveness of their respective products, while reducing costs and investment;
•transactions with Stellantis Group companies, mainly relating to the services provided by Stellantis Group companies, including certain services relating to human resources, payroll, tax, and the procurement of insurance coverage.
Transactions with Exor Group companies (excluding Stellantis Group companies)
•the Group incurs rental costs from Iveco S.p.A., a company belonging to Iveco Group, related to the rental of trucks used by the Formula 1 racing team;
•the Group earns sponsorship revenue from Iveco S.p.A.
Transactions with other related parties
•the purchase of components for Formula 1 racing cars from COXA S.p.A.;
•consultancy services provided by HPE S.r.l.;

•sponsorship agreement relating to Formula 1 activities with Ferretti S.p.A.;
•sale of cars to certain members of the Board of Directors of Ferrari N.V. and Exor.
In accordance with IAS 24, transactions with related parties also include compensation to Directors and managers with strategic responsibilities.
The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the six months ended June 30,
	2022			2021
	Net revenues	Costs (1)	Net financial expenses	Net revenues	Costs (1)	Net financial expenses
	(€ thousand)
Stellantis Group companies
Maserati	40,494	1,476	—	55,229	1,729	—
FCA US LLC	14	7,338	—	—	10,770	—
Other Stellantis Group companies	5,159	2,632	1,179	4,593	3,094	1,017
Total Stellantis Group companies	45,667	11,446	1,179	59,822	15,593	1,017
Exor Group companies (excluding the Stellantis Group)	38	905	—	—	670	—
Other related parties	604	5,758	1	415	7,468	—
Total transactions with related parties	46,309	18,109	1,180	60,237	23,731	1,017
Total for the Group	2,477,473	1,470,103	17,432	2,045,668	1,140,102	18,942
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses, net.

Non-financial assets and liabilities originating from related party transactions are as follows:

	At June 30, 2022				At December 31, 2021
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
Stellantis Group companies
Maserati	19,323	3,564	—	4,350	23,267	3,994	—	6,454
FCA US LLC	10	4,324	—	—	—	3,275	—	—
Other Stellantis Group companies	185	2,725	223	734	470	3,075	121	1,074
Total Stellantis Group companies	19,518	10,613	223	5,084	23,737	10,344	121	7,528
Exor Group companies (excluding the Stellantis Group)	38	298	78	80	382	1	8	5
Other related parties	104	1,987	752	763	144	3,276	998	1,065
Total transactions with related parties	19,660	12,898	1,053	5,927	24,263	13,621	1,127	8,598
Total for the Group	281,642	791,722	151,873	985,304	185,000	797,832	122,224	726,775
At June 30, 2022 current financial assets were €1,343 thousand (nil at December 31, 2021). There were no other financial assets or liabilities originating from related party transactions at June 30, 2022 or December 31, 2021.

28. ENTITY-WIDE DISCLOSURES
    The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three and six months ended June 30, 2022 and 2021, including the effects of foreign currency hedge transactions. Revenues by geography presented for material individual countries are not necessarily correlated to shipments of cars as certain countries include revenues from sponsorship and commercial activities relating to Ferrari's participation in the Formula 1 World Championship.

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
	(€ thousand)
Italy	104,029	99,311	195,110	189,635
Rest of EMEA	465,847	446,058	1,033,852	909,330
of which Germany	96,683	88,220	226,621	190,059
of which UK	126,357	107,482	250,432	203,640
Americas (1)	406,075	266,112	663,836	545,438
of which United States of America	366,782	227,149	582,479	463,676
Mainland China, Hong Kong and Taiwan	142,259	64,930	250,689	132,639
Rest of APAC (2)	173,281	157,977	333,986	268,626
Total net revenues	1,291,491	1,034,388	2,477,473	2,045,668
______________________________
(1)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(2)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.
The Group had an average number of employees of 4,625 and 4,560 for the six months ended June 30, 2022 and 2021, respectively and 4,618 and 4,562 for the three months ended June 30, 2022 and 2021, respectively.
Depreciation amounted to €117,718 thousand and €114,396 thousand for the six months ended June 30, 2022 and 2021, respectively and €60,104 thousand and €58,286 thousand for the three months ended June 30, 2022 and 2021, respectively.

Amortization amounted to €121,486 thousand and €107,987 thousand for the six months ended June 30, 2022 and 2021, respectively and €63,598 thousand and €54,497 thousand for the three months ended June 30, 2022 and 2021, respectively.

29. SUBSEQUENT EVENTS
The Group has evaluated subsequent events through August 2, 2022, which is the date the Semi-Annual Condensed Consolidated Financial Statements were authorized for issuance, and identified the following matters:

On July 25, 2022, Ferrari announced a new photovoltaic system to be built on the roofs of its Maranello factory buildings, further expanding its independent energy production and reducing its CO2e emissions. Ferrari is taking one more step on the path to carbon neutrality alongside Enel X. The system will allow savings of more than 18,500 tonnes of CO2e over 25 years, or 740 tonnes per year.

On July 29, 2022, the Ferrari 296 GT3 was unveiled. It is an innovative project, on and off the track, developed to continue a winning tradition dating back to 1949 when the 166 MM triumphed in the 24 Hours of Le Mans.

Under the first tranche of the new multi-year common share repurchase program announced on June 30, 2022, from July 1, 2022 to July 29, 2022 the Company purchased 140,859 common shares for total consideration of €26.9 million. At July 29, 2022 the Company held in treasury an aggregate of 11,205,969 common shares.

Responsibility Statement
    The Board of Directors is responsible for preparing the Semi-Annual Report, inclusive of the Semi-Annual Consolidated Financial Statements and the Management’s Discussion and Analysis, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting, IAS 34 - Interim Financial Reporting.

    In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of Ferrari N.V. and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Management Discussion and Analysis provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.

August 2, 2022
The Board of Directors

John Elkann
Piero Ferrari
Benedetto Vigna
Delphine Arnault
Francesca Bellettini
Eddy Cue
Sergio Duca
John Galantic
Maria Patrizia Grieco
Adam Keswick